

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via E-mail</u>
Bob Bates
Chief Financial Officer
Xumanii International Holdings Corp.
9550 South Eastern Ave. Suite 253-A86
Las Vegas, Nevada 89123

     Re: Xumanii International Holdings Corp.
               Preliminary Information Statement on Schedule 14C
               Filed October 6, 2014
               File No. 000-55101

Dear Mr. Bates:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Mark P. Shuman

               Mark P. Shuman
               Branch Chief – Legal